Exhibit 99.1

FOR IMMEDIATE RELEASE	For further information contact:

Investor Relations Department Country/City Code 8862 Tel: 2656-8000 IR@gigamedia.com.tw

GigaMedia Announces Fourth-Quarter and Full Year 2024 Financial Results

TAIPEI, Taiwan, March 28, 2025 – GigaMedia Limited (NASDAQ: GIGM) today announced its unaudited financial results for the fourth quarter and full year of 2024.

Highlights

For 2024, GigaMedia reported revenues of $3.0 million, with a gross profit of $1.5 million, an operating loss of $3.7 million and the net loss of $2.3 million.

The revenues decreased by 30.8% in 2024, mainly as our licensed games experienced slowdown. Meanwhile, we have re-constructed player's ecosystem in our legacy casual games to maintain steady revenue streams and a healthier margin in them. In 2024, we continued rightsizing our workforce and consolidating resources to mitigate the impact of declined revenues. As a result, the operating loss were mildly increased, whereas the net loss was reduced to $2.3 million, compared to a net loss of $3.4 million in 2023.

On the balance sheet side, we maintained a solid financial position with a small cash burn rate in 2024, and our cash, cash equivalents and restricted cash amounted to $35.1 million at the end of 2024.

In 2024, we have been establishing AI-competence in our product developing settings. We believe achieving sophistication in AI is very crucial in boosting our productivity and accelerate the growth of our business.

Fourth Quarter and Full Year Overview

•
Consolidated 4Q revenues decreased slightly by 1.8% quarter-on-quarter , and by 13.2% year-over-year due to certain licensed games declined. Full year revenues decreased by 30.8% to $3.0 million from $4.3 million in 2023.
•
Loss from operations for 4Q was $0.5 million, representing a loss reduction from $1.0 million in the third quarter in 2024, as we managed to reduce the operating costs and expenses. Full year operating loss was $3.7 million, increased from $3.2 million in 2023.
•
The net asset value was approximately $3.69 per share as of the end of 2024.

Unaudited Consolidated Financial Results

GigaMedia Limited is a diversified provider of digital entertainment services. GigaMedia’s digital entertainment service business FunTown develops and operates a suite of digital entertainments in Taiwan and Hong Kong, with focus on mobile games and casual games.

Unaudited consolidated results of GigaMedia are summarized in the table below.

For the Full Year 2024

GIGAMEDIA FY24 UNAUDITED CONSOLIDATED FINANCIAL RESULTS
(unaudited, all figures in US$ thousands, except per share amounts)	FY24	FY23	Change (%)
Revenues	2,969	4,292	-30.8%
Gross Profit	1,475	2,446	-39.7%
Loss from Operations	(3,701)	(3,155)	NM
Net Loss Attributable to GigaMedia	(2,315)	(3,399)	NM
Net Loss Per Share Attributable to GigaMedia, Diluted	(0.21)	(0.31)	NM
EBITDA (A)	(4,219)	(5,155)	NM
Cash, Cash Equivalents and Restricted Cash	35,094	38,783	-9.5%

NM= Not Meaningful

(A)
EBITDA (earnings before interest, taxes, depreciation, and amortization) is provided as a supplement to results provided in accordance with U.S. generally accepted accounting principles ("GAAP"). (See, "Use of Non-GAAP Measures," for more details.)

•
Consolidated revenues for the year ended December 31, 2024 was $3.0 million, decreased from $4.3 million in the prior year. The decrease was mainly as revenues from certain licensed games declined.
•
Consolidated loss from operations for 2024 was $3.7 million, compared to a loss of $3.2 million in the last year. The increase of loss was mainly due to the decline of revenues.
•
Consolidated net loss for 2024 was $2.3 million, decreased from $3.4 million in the prior year. Loss per share for 2024 was $0.21 per share, compared to $0.31 last year.
•
Cash, cash equivalents and restricted cash at the year end of 2024 amounted to $35.1 million.

For the Fourth Quarter

GIGAMEDIA 4Q24 UNAUDITED CONSOLIDATED FINANCIAL RESULTS
(unaudited, all figures in US$ thousands, except per share amounts)	4Q24	3Q24	Change (%)	4Q24	4Q23	Change (%)
Revenues	755	769	-1.8%	755	870	-13.2%
Gross Profit	398	372	7.0%	398	504	-21.0%
Loss from Operations	(531)	(1,008)	NM	(531)	(645)	NM
Net Loss Attributable to GigaMedia	(481)	(320)	NM	(481)	(2,018)	NM
Net Loss Per Share Attributable to GigaMedia, Diluted	(0.04)	(0.03)	NM	(0.04)	(0.18)	NM
EBITDA (A)	(937)	(810)	NM	(937)	(2,522)	NM
Cash, Cash Equivalents and Restricted Cash	35,094	35,328	-0.7%	35,094	38,783	-9.5%

NM= Not Meaningful

(A)
EBITDA (earnings before interest, taxes, depreciation, and amortization) is provided as a supplement to results provided in accordance with U.S. generally accepted accounting principles ("GAAP"). (See, "Use of Non-GAAP Measures," for more details.)

Fourth-Quarter Financial Results

•
Consolidated revenues for the fourth quarter of 2024 decreased slightly by 1.8% quarter-on-quarter, and decreased by 13.2% year-over-year mainly as revenues from licensed games declined.
•
Consolidated loss from operations of the fourth quarter of 2024 was $0.5 million, compare to a loss of $1.0 million in the last quarter.
•
Consolidated net loss of the fourth quarter of 2024 was $0.5 million, increased from a net loss of $0.3 million in the last quarter, mainly due to a valuation loss of $0.2 million in investments.
•
Cash, cash equivalents and restricted cash at the end of the fourth quarter of 2024 amounted to $35.1 million, slightly decreased from the prior quarter.

Financial Position

GigaMedia maintained its solid financial position. Cash, cash equivalents and restricted cash amounted to $35.1 million, or approximately $3.175 per share, along with zero bank loan. Our shareholders’ equity was approximately $40.8 million of as of December 31, 2024.

Business Outlook

The following forward-looking statements reflect GigaMedia’s expectations as of March 28, 2025. Given potential changes in economic conditions and consumer spending, the evolving nature of digital entertainments, and various other risk factors, including those discussed in the Company’s 2023 Annual Report on Form 20-F filed with the U.S. Securities and Exchange Commission as referenced below, actual results may differ materially.

In 2025, we will be devoted in developing AI-based creation applet for producing well-featured personal social media materials. Besides in-house application, we will also explore potentials for the related tools to become a commercialized solution of platform for publishing AI-assisted creation of products.

Meanwhile, our business strategies always include expanding through mergers and acquisitions. "We will actively pursue suitable strategic opportunities that would enable us to accelerate our growth and enhance shareholders' value," stated CEO James Huang.

Use of Non-GAAP Measures

To supplement GigaMedia’s consolidated financial statements presented in accordance with U.S. GAAP, the Company uses the following measure defined as non-GAAP by the SEC: EBITDA. Management believes that EBITDA (earnings before interest, taxes, depreciation, and amortization) is a useful supplemental measure of performance because it excludes certain non-cash items such as depreciation and amortization and that EBITDA is a measure of performance used by some investors, equity analysts and others to make informed investment decisions. EBITDA is not a recognized earnings measure under GAAP and does not have a standardized meaning. Non-GAAP measures such as EBITDA should be considered in addition to results prepared in accordance with GAAP, but should not be considered a substitute for, or superior to, other financial measures prepared in accordance with GAAP. A limitation of using EBITDA is that it does not include all items that impact the Company’s net income for the period. Reconciliations to the

GAAP equivalents of the non-GAAP financial measures are provided on the attached unaudited financial statements.

About the Numbers in This Release

Unaudited results

All quarterly and certain annual results referred to in the text, tables and attachments to this release are unaudited. The financial statements from which the financial results reported in this press release are derived have been prepared in accordance with U.S. GAAP, unless otherwise noted as "non-GAAP," and are presented in U.S. dollars.

Q&A

For Q&A regarding the fourth quarter and full year 2024 performance upon the release, investors may send the questions via email to IR@gigamedia.com.tw and the responses will be replied individually.

About GigaMedia

Headquartered in Taipei, Taiwan, GigaMedia Limited (Singapore registration number: 199905474H) is a diversified provider of digital entertainment services in Taiwan and Hong Kong. GigaMedia’s digital entertainment service business is an innovative leader in Asia with growing capabilities of development, distribution and operation of digital entertainments, as well as platform services for games with a focus on mobile games and casual games. More information on GigaMedia can be obtained from www.gigamedia.com.tw.

The statements included above and elsewhere in this press release that are not historical in nature are "forward-looking statements" within the meaning of the "safe harbor" provisions of the Private Securities Litigation Reform Act of 1995. These forward-looking statements include statements regarding expected financial performance (as described without limitation in the "Business Outlook" section and in quotations from management in this press release) and GigaMedia’s strategic and operational plans. These statements are based on management’s current expectations and are subject to risks and uncertainties and changes in circumstances. There are important factors that could cause actual results to differ materially from those anticipated in the forward looking statements, including but not limited to, our ability to license, develop or acquire additional digital entertainment products or services that are appealing to users, our ability to retain existing users and attract new users, and our ability to launch digital entertainment products and services in a timely manner and pursuant to our anticipated schedule. Further information on risks or other factors that could cause results to differ is detailed in GigaMedia’s Annual Report on Form 20-F filed in April 2024 and its other filings with the United States Securities and Exchange Commission.

# # #

(Tables to follow)

GIGAMEDIA LIMITED

CONSOLIDATED STATEMENTS OF OPERATIONS

(in thousands of US dollars, except for earnings per share amounts)

	Three months ended			Twelve months ended
	2024/12/31	2024/9/30	2023/12/31	2024/12/31	2023/12/31
	unaudited	unaudited	unaudited	unaudited	audited
Operating revenues
Digital entertainment service revenues	755	769	870	2,969	4,292
	755	769	870	2,969	4,292
Operating costs
Cost of Digital entertainment service revenues	357	397	366	1,494	1,846
	357	397	366	1,494	1,846
Gross profit	398	372	504	1,475	2,446
Operating expenses
Product development and engineering expenses	164	170	179	694	729
Selling and marketing expenses	351	375	344	1,451	1,623
General and administrative expenses and others	414	835	626	3,030	3,242
Other	—	—	—	1	7
	929	1,380	1,149	5,176	5,601
Loss from operations	(531)	(1,008)	(645)	(3,701)	(3,155)
Non-operating income (expense)
Interest income	471	504	518	1,963	1,811
Foreign exchange gain (loss) - net	(246)	182	339	(427)	(34)
Gain on disposal of investments	—	—	(1)	—	76
Changes in the fair value of investment in equity securities recognized at fair value	(186)	(6)	(2,229)	(179)	(2,110)
Other - net	11	8	—	29	13
	50	688	(1,373)	1,386	(244)
Loss before income taxes	(481)	(320)	(2,018)	(2,315)	(3,399)
Income tax expense	—	—	—	—	—
Net loss attributable to shareholders of GigaMedia	(481)	(320)	(2,018)	(2,315)	(3,399)
Loss per share attributable to GigaMedia
Basic:	(0.04)	(0.03)	(0.18)	(0.21)	(0.31)
Diluted:	(0.04)	(0.03)	(0.18)	(0.21)	(0.31)
Weighted average shares outstanding:
Basic	11,052	11,052	11,052	11,052	11,052
Diluted	11,052	11,052	11,052	11,052	11,052

GIGAMEDIA LIMITED

CONSOLIDATED BALANCE SHEETS

(in thousands of US dollars)

	2024/12/31	2024/9/30	2023/12/31
	unaudited	unaudited	audited
Assets
Current assets
Cash and cash equivalents	34,781	35,015	38,470
Marketable securities - current	—	—	—
Accounts receivable - net	141	157	227
Prepaid expenses	69	123	54
Restricted cash	313	313	313
Other receivables	2	392	2
Other current assets	127	144	141
Total current assets	35,433	36,144	39,207

Marketable securities - noncurrent	5,855	6,840	5,777
Property, plant & equipment - net	101	102	111
Intangible assets - net	7	5	13
Prepaid licensing and royalty fees	147	179	24
Other assets	1,229	1,244	1,365
Total assets	42,772	44,514	46,497

Liabilities and equity
Accounts payable	38	27	44
Accrued compensation	174	350	396
Accrued expenses	571	912	786
Unearned revenue	578	608	573
Other current liabilities	570	691	665
Total current liabilities	1,931	2,588	2,464
Other liabilities	84	154	495
Total liabilities	2,015	2,742	2,959
Total equity	40,757	41,772	43,538
Total liabilities and equity	42,772	44,514	46,497

GIGAMEDIA LIMITED

RECONCILIATIONS OF NON-GAAP RESULTS OF OPERATIONS

(in thousands of US dollars)

	Three months ended			Twelve months ended
	2024/12/31	2024/9/30	2023/12/31	2024/12/31	2023/12/31
	unaudited	unaudited	unaudited	unaudited	unaudited
Reconciliation of Net Income (Loss) to EBITDA
Net loss attributable to GigaMedia	(481)	(320)	(2,018)	(2,315)	(3,399)
Depreciation	13	12	11	49	43
Amortization	2	2	3	10	12
Interest income	(471)	(504)	(518)	(1,963)	(1,811)
Interest expense	—	—	—	—	—
Income tax expense	—	—	—	—	—
EBITDA	(937)	(810)	(2,522)	(4,219)	(5,155)